Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
June 4, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Seacoast Banking Corporation of Florida, SBCF Capital Trust IV, SBCF Capital Trust V (the “Registrants”) Registration Statement on Form S-3 File No. 333-151176
Dear Sirs:
     On behalf of the Registrants, pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above-referenced Registration Statement on Form S-3 filed with the Commission on May 23, 2008:
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
     Should you have any questions or require additional information, please contact Ralph F. MacDonald III, Esq., Jones Day, at (404) 581-3939.

Yours truly,
/s/ Dennis S. Hudson III
Dennis S. Hudson III
Chief Executive Officer